EXHIBIT 12
STATEMENT RE: COMPUTATION OF EARNINGS TO FIXED CHARGES RATIOS
      Our earnings to fixed charges ratios were as follows for the previous five year periods ended December 31,

	2004	2003	2002	2001	2000

Earnings to Fixed Charges:
Excluding Interest on Deposits	4.55	4.13	4.05	3.35	2.37
Including Interest on Deposits	3.02	2.97	2.79	2.13	1.75
      For purposes of computing these ratios, earnings represent income from continuing operations before extraordinary items and cumulative effects of changes in accounting principles plus income taxes and fixed charges (excluding capitalized interest). Fixed charges, excluding interest on deposits, represent interest (other than deposits, but including capitalized interest), one-third (the proportion representative of the interest factor) of rents and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest, one-third (the proportion representative of the interest factor) of rents and all amortization of debt issuance costs.